John Mahon 202.729.7477	Writer's E-mail Address John.Mahon@srz.com

December 28, 2021

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0505

Re:	Edgar Street Capital, LLC
Request for Withdrawal of Exemptive Application for Edgar Street Capital, LLC, Elizabeth Street Capital, LLC and Jane Street Group, LLC (File No. 812-15289).

Ladies and Gentlemen,

On behalf of Edgar Street Capital, LLC, Elizabeth Street Capital, LLC and Jane Street Group, LLC (collectively, the “Applicants”), we hereby request the withdrawal of the exemptive application (File No. 812-15289) (the “Application”) filed by the Applicants on December 13, 2021. The Application requests exemptive relief under Section 6(b) of the Investment Company Act of 1940, as amended (the “1940 Act”). The Applicants originally filed for exemptive relief using EDGAR submission type 40-APP. Per your correspondence and instructions on December 27, 2021, the Applicants will refile the Application using submission type 40-6B.

If you have any questions or comments concerning this submission or require any additional information, please call me at (202) 729-7477. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ John J. Mahon
John J. Mahon